                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 9)*
                   Under the Securities Exchange Act of 1934


                           AER Energy Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                           Common Stock: 000944 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mark D. Kaufman, Esq.
                        Sutherland Asbill & Brennan LLP
                           999 Peachtree Street, N.E.
                          Atlanta, Georgia 30309-3996
                                 (404) 853-8107
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 22, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). The Exhibit Index is located immediately following page 39 of this filing.

                                  SCHEDULE 13D

CUSIP No. 000944 10 8                                         Page 2 of 39 Pages
          -----------                                             ---------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     JON A. LINDSETH
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) [ ]
                                                            (B) [X]
--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                36,667,654

  BENEFICIALLY    --------------------------------------------------------------

    OWNED BY         8     SHARED VOTING POWER

      EACH        --------------------------------------------------------------

    REPORTING        9    SOLE DISPOSITIVE POWER

     PERSON               36,667,654
                  --------------------------------------------------------------
      WITH
                    10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,667,654

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.0%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 000944 10 8                                         Page 3 of 39 Pages
          -----------                                             ---------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     THE KINDT-COLLINS COMPANY
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) [ ]
                                                            (B) [X]
--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                212,994

  BENEFICIALLY    --------------------------------------------------------------

    OWNED BY         8     SHARED VOTING POWER

      EACH        --------------------------------------------------------------

    REPORTING        9    SOLE DISPOSITIVE POWER

     PERSON               212,994
                  --------------------------------------------------------------
      WITH
                    10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     212,994

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 000944 10 8                                         Page 4 of 39 Pages
          -----------                                             ---------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     AER PARTNERS
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) [ ]
                                                            (B) [X]
--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     OHIO
--------------------------------------------------------------------------------

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                3,189,915

  BENEFICIALLY    --------------------------------------------------------------

    OWNED BY         8     SHARED VOTING POWER

      EACH        --------------------------------------------------------------

    REPORTING        9    SOLE DISPOSITIVE POWER

     PERSON               3,189,915
                  --------------------------------------------------------------
      WITH
                    10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,189,915

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 000944 10 8                                         Page 5 of 39 Pages
          -----------                                             ---------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ELMWOOD PARTNERS II
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) [ ]
                                                            (B) [X]
--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     AF/BK
--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     OHIO
--------------------------------------------------------------------------------

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                33,113,515

  BENEFICIALLY    --------------------------------------------------------------

    OWNED BY         8     SHARED VOTING POWER

      EACH        --------------------------------------------------------------

    REPORTING        9    SOLE DISPOSITIVE POWER

     PERSON               33,113,515
                  --------------------------------------------------------------
      WITH
                    10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,113,515

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.0%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 000944 10 8                                         Page 6 of 39 Pages
          -----------                                             ---------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     BATTERY PARTNERS
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) [ ]
                                                            (B) [X]
--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                121,230

  BENEFICIALLY    --------------------------------------------------------------

    OWNED BY         8     SHARED VOTING POWER

      EACH        --------------------------------------------------------------

    REPORTING        9    SOLE DISPOSITIVE POWER

     PERSON               121,230
                  --------------------------------------------------------------
      WITH
                    10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     121,230

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 000944 10 8                                         Page 7 of 39 Pages
          -----------                                             ---------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     JON A. LINDSETH, TRUSTEE UNDER JON A. LINDSETH TRUST AGREEMENT DATED
     APRIL 25, 1986, AS MODIFIED
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) [ ]
                                                            (B) [X]
--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                36,424,660

  BENEFICIALLY    --------------------------------------------------------------

    OWNED BY         8     SHARED VOTING POWER

      EACH        --------------------------------------------------------------

    REPORTING        9    SOLE DISPOSITIVE POWER

     PERSON               36,424,660
                  --------------------------------------------------------------
      WITH
                    10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,424,660

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.7%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         The equity securities to which this Amendment No. 9 ("Amendment No. 9") to Schedule 13D relates are shares of common stock, no par value (the "Common Stock"), of AER Energy Resources, Inc., a Georgia corporation ("AER Energy"). The address of AER Energy's principal executive office is 4600 Highlands Parkway, Suite G, Smyrna, Georgia 30082.


Item 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The persons filing this Amendment No. 9 (collectively, the "Reporting Persons") are Jon A. Lindseth ("Mr. Lindseth"), Jon A. Lindseth, Trustee, under the Jon A. Lindseth Trust Agreement dated April 25, 1986, as modified (the "Trustee", with the Ohio trust created under such agreement referred to as the "Trust"), The Kindt-Collins Company, a Delaware corporation ("Kindt-Collins"), and Elmwood Partners II ("Elmwood"), Battery Partners ("Battery Partners") and AER Partners ("AER Partners"), all Ohio partnerships. Mr. Lindseth is the Trustee of the Trust, the Chairman of the Board of Directors of Kindt-Collins and the Managing Partner of each of AER Partners, Battery Partners and Elmwood.

         Amendment No. 9 is being filed pursuant to Exchange Act Rules 13d-1(k)(1) and 13d-2 to report the purchase on April 22, 2002 by Elmwood of 100,000 shares of Series E Convertible Preferred Stock (the "Series E Preferred Stock") and a warrant (the "Warrant") to purchase up to 1,851,852 shares of Common Stock.

         In addition, certain adjustments to the number of shares of Common Stock beneficially owned by the Reporting Persons and their respective percentages of Common Stock beneficially owned have been made to reflect the application of automatic changes in the conversion rate of shares of Series A Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), Series B Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), and Series D Convertible Preferred Stock, no par value (the "Series D Preferred Stock"), owned by them pursuant to the anti-dilution provisions of such securities.

THE TRUST:

         The Trust is a revocable trust created to manage and invest certain assets for the benefit of Mr. Lindseth (and to transfer such assets upon his death to specified beneficiaries). The principal business address of the Trustee is Jon A. Lindseth, Trustee under Jon
A. Lindseth Trust Agreement dated April 25, 1986, as modified, c/o The Kindt-Collins Company, 12651 Elmwood Avenue, Cleveland, Ohio 44111.

         Each of Elmwood, Battery Partners and AER Partners are investment partnerships which are composed of substantially the same partners. The principal place of business and principal office of Elmwood, Battery Partners and AER Partners is 12651 Elmwood Avenue, Cleveland, Ohio 44111.

KINDT-COLLINS:

         Kindt-Collins is engaged in the business of manufacturing and distributing products for use in the metal casting industry, including industrial grade wax, aluminum casting patterns, and related abrasives, plastics and lumber. The principal place of business and principal office of Kindt-Collins is located at 12651 Elmwood Avenue, Cleveland, Ohio 44111.

         The following tables set forth certain information as to the executive officers and directors of Kindt-Collins and the general partners of AER Partners and Elmwood, including their business addresses and principal occupations.

                                             Position with Kindt-Collins
Name and Business Address                    and Principal Occupation
-------------------------                    ---------------------------
Jon A. Lindseth                              Chairman of the Board and
The Kindt-Collins Company                            Treasurer
12651 Elmwood Avenue
Cleveland, OH  44111

Leo L. Kovachic                              Director and President
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, OH  44111

Joseph D. Sullivan                           Director and Secretary;
Calfee, Halter & Griswold                    Partner, Calfee, Halter,
1800 Society Building                              & Griswold
Cleveland, OH  44114

AER PARTNERS:

         Although AER Partners is organized as a general partnership, the partnership agreement delegates the authority to vote and decide the disposition of any securities owned by the partnership to either of Mr. Lindseth (individually or as the Trustee) and his son, Mr. Steven W. Lindseth (as trustee), as co-Managing Partners. As a practical matter, Mr. Lindseth acts as the Managing Partner of AER Partners. Certain information regarding the general partners of AER Partners is set forth below.

                                             Position with Partnership
Name and Business Address                    and Principal Occupation
-------------------------                    -------------------------
Jon A. Lindseth, Trustee                     Managing Partner; Mr. Lindseth
 under Jon A. Lindseth Trust                 is Chairman of the Board and
 Agreement dated April 25,                   Treasurer, Kindt-Collins
 1986, as modified
c/o Jon A. Lindseth
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, Ohio 44111

Virginia M. Lindseth (spouse                 Partner
 of Jon A. Lindseth), Trustee
 under Virginia M. Lindseth
 Trust Agreement dated April 25,
 1986, as modified
46155 Fairmount Boulevard
Hunting Valley, OH  44022


Andrew M. Lindseth                           Partner; Chairman of the
ImageScan, Inc.                              Board, ImageScan, Inc.
Suite 109
103 Carnegie Center
Princeton, NJ 08540

Steven W. Lindseth, Trustee                  Partner; Steven W. Lindseth
 under Steven W. Lindseth Trust              is President, Complient, LLC
 Agreement dated March 1, 1989,              and Director, Nextec
 as modified                                 Applications, Inc.
Complient, LLC
4543 Taylor Lane
Warrensville Heights, OH 44128

Karen L. Parker, Trustee                     Partner
 under Karen L. Parker
 Declaration of Trust dated
 March 3, 1990, as modified
240 Old Green Bay Road
Glencoe, IL  60022

Peter L. Lindseth, Trustee                   Partner; Peter L. Lindseth is
 under Peter L. Lindseth                     an associate professor at
 Declaration of Trust                        University of Connecticut
 dated May 12, 1994                          School of Law.
University of Connecticut School
 of Law
65 Elizabeth Street
Hartford, CT  06105-2290

Sullivan Family Limited                      Partner; Mr. Sullivan and his
  Partnership                                spouse, Sandra H. Sullivan,
c/o Joseph D. Sullivan                       are the general partners of
Calfee, Halter & Griswold                    the Sullivan Family Limited
1800 Society Building                        Partnership.
Cleveland, OH  44114

Joseph D. Sullivan Trustee                   Partner; Mr. Sullivan is a
  UAW Mary M. Sullivan dtd                   partner of Calfee, Halter &
  December 24, 1975                          Griswold.
c/o Joseph D. Sullivan
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Louise A. Phillips, Successor                Partner
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20,
 1992
7 Warwick Lane
Rocky River, OH  44116


Mary E. Gail Trust                           Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Ann M. Rich Trust                            Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Susan K. Salo Trust                          Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Louise I. Palmer Trust                       Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Edvins Auzenbergs, Trustee                   Partner; Mr. Auzenbergs is
 Under Edvins Auzenbergs                     retired.
 Declaration of Trust
 dated August 11, 1995
23301 Wingfoot Drive
Westlake, OH  44145-4380

Leo L. Kovachic                              Partner; President,
The Kindt-Collins Company                    Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

Leonard A. Principe                          Partner; Sales Manager,
The Kindt-Collins Company                    Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

BATTERY PARTNERS:

         Although Battery Partners is organized as a general partnership, the partnership agreement delegates the authority to vote and decide the disposition of any securities owned by the partnership to either of Mr. Lindseth (individually or as the Trustee) and his son, Mr. Steven W. Lindseth (as trustee), as co-Managing Partners. As a practical matter, Mr. Lindseth acts as the Managing Partner of Battery Partners. Certain information regarding the general partners of Battery Partners is set forth below.

                                             Position with Partnership
Name and Business Address                    and Principal Occupation
-------------------------                    -------------------------
Jon A. Lindseth, Trustee                     Managing Partner; Mr. Lindseth
 under Jon A. Lindseth Trust                 is Chairman of the Board
 Agreement dated April 25,                   and Treasurer, Kindt-Collins
 1986, as modified
c/o Jon A. Lindseth
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, Ohio 44111

Virginia M. Lindseth (spouse                 Partner
 of Jon A. Lindseth), Trustee
 under Virginia M. Lindseth
 Trust Agreement dated April 25,
 1986, as modified
46155 Fairmount Boulevard
Hunting Valley, OH  44022

Andrew M. Lindseth                           Partner; Chairman of the
ImageScan, Inc.                              Board, ImageScan, Inc.
Suite 109
103 Carnegie Center
Princeton, NJ 08540

Steven W. Lindseth, Trustee                  Partner; Steven W. Lindseth
 under Steven W. Lindseth Trust              is President, Complient, LLC
 Agreement dated March 1, 1989,              and Director, Nextec
 as modified                                 Applications, Inc.
Complient, LLC
4543 Taylor Lane
Warrensville Heights, OH 44128

Sharon H. Lindseth (spouse of                Partner
 Steven W. Lindseth)
1820 County Line Road
Gates Mills, OH  44040

Karen L. Parker, Trustee                     Partner
 under Karen L. Parker
 Declaration of Trust dated
 March 3, 1990, as modified
240 Old Green Bay Road
Glencoe, IL  60022

Stephen C. Parker (spouse of                 Partner
 Karen L. Parker)
240 Old Green Bay Road
Glencoe, IL  60022

Peter L. Lindseth, Trustee                   Partner; Peter L. Lindseth is
 under Peter L. Lindseth                     an associate professor at the
 Declaration of Trust,                       University of Connecticut
 dated May 12, 1994                          School of Law.
University of Connecticut
         School of Law
65 Elizabeth Street
Hartford, CT  06105-2290

Joseph D. Sullivan, Trustee                  Partner; Mr. Sullivan is a
 UAW Mary M. Sullivan dtd                    partner of Calfee, Halter &
 December 24, 1975                           Griswold.
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee                  Partner; Mr. Sullivan is a
 for Stephanie D. Sullivan                   partner of Calfee, Halter &
Calfee, Halter & Griswold                    Griswold.
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee                  Partner; Mr. Sullivan is a
 for Laura W. Sullivan                       partner of Calfee, Halter &
Calfee, Halter & Griswold                    Griswold.
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee                  Partner; Mr. Sullivan is a
 for M. Hannah Sullivan                      partner of Calfee, Halter &
Calfee, Halter & Griswold                    Griswold.
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee                  Partner; Mr. Sullivan is a
 for J. D. Sullivan, Jr.                     partner of Calfee, Halter &
Calfee, Halter & Griswold                    Griswold.
1800 Society Building
Cleveland, OH  44114

Louise A. Phillips, Successor                Partner
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20,
 1992
7 Warwick Lane
Rocky River, OH  44116

Mary E. Gail Trust                           Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Ann M. Rich                                  Partner
15 Warwick Lane
Rocky River, OH  44116

Susan K. Salo                                Partner
1 Windsor Court
Rocky River, OH  44116

Louise I. Palmer                             Partner
Main Street
Beckett, MA  01223

Edvins Auzenbergs, Trustee                   Partner; Mr. Auzenbergs is
 under Edvins Auzenbergs                     retired.
 Declaration of Trust dated
 August 11, 1995
23301 Wingfoot Drive
Westlake, OH  44145-4380

Leo L. Kovachic                              Partner; President,
The Kindt-Collins Company                    Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

Leonard A. Principe                          Partner; Sales Manager,
The Kindt-Collins Company                    Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

John M. Trenary                              Partner
7320 Tamarisk Drive
Fort Collins, CO  80525-9195

Patricia R. Westbrook                        Partner
1082 Baliff Court
Atlanta, GA  30319

Lisa A. Martina Trust                        Partner
276 Riverside Drive #10D
New York, NY  10025

Janice M. Trenary                            Partner
5746 Crestwood Drive
Fort Collins, CO  80525

ELMWOOD:

         Although Elmwood is organized as a general partnership, the partnership agreement delegates the authority to vote and decide the disposition of any securities owned by the partnership to either of Mr. Lindseth (individually or as the Trustee) and his son, Mr. Steven W. Lindseth (as trustee), as co-Managing Partners. As a practical matter, Mr. Lindseth acts as the Managing Partner of Elmwood. Certain information regarding the general partners of Elmwood is set forth below.

                                             Position with Partnership
Name and Business Address                    and Principal Occupation
------------------------                     --------------------------
Jon A. Lindseth, Trustee                     Managing Partner; Mr. Lindseth
 under Jon A. Lindseth Trust                 is Chairman of the Board and
 Agreement dated April 25,                   Treasurer, Kindt-Collins.
 1986, as modified
c/o Jon A. Lindseth
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, Ohio 44111

Virginia M. Lindseth (spouse                 Partner
 of Jon A. Lindseth), Trustee
 under Virginia M. Lindseth
 Trust Agreement dated April 25,
 1986, as modified
46155 Fairmount Boulevard
Hunting Valley, OH  44022

Andrew M. Lindseth                           Partner; Chairman of the
ImageScan, Inc.                              Board, ImageScan, Inc.
Suite 109
103 Carnegie Center
Princeton, NJ 08540

Steven W. Lindseth, Trustee                  Partner; Steven W. Lindseth
 under Steven W. Lindseth Trust              is President, Complient, LLC
 Agreement dated March 1, 1989,              and Director, Nextec
 as modified                                 Applications, Inc.
Complient, LLC
4543 Taylor Lane
Warrensville Heights, OH 44128

Karen L. Parker, Trustee                     Partner
 under Karen L. Parker
 Declaration of Trust dated
 March 3, 1990, as modified
240 Old Green Bay
Glencoe, IL  60022

Peter L. Lindseth, Trustee                   Partner; Peter L. Lindseth is
 under Peter L. Lindseth                     an associate professor at the
 Declaration of Trust,                       University of Connecticut
 dated May 12, 1994                          School of Law.
University of Connecticut
         School of Law
65 Elizabeth Street
Hartford, CT  06105-2290

Joseph D. Sullivan, Trustee                  Partner; Mr. Sullivan is a
 under Joseph D. Sullivan                    partner of Calfee, Halter &
 Declaration of Trust dated                  Griswold.
 April 7, 1984, as modified
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Sandra H. Sullivan (spouse of                Partner
 Joseph D. Sullivan), Trustee
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified
9040 Little Mountain Road
Kirtland Hills, Ohio 44060

Louise A. Phillips, Successor                Partner
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20,
 1992
7 Warwick Lane
Rocky River, OH  44116

Edvins Auzenbergs, Trustee                   Partner; Mr. Auzenbergs is
 under Edvins Auzenbergs                     retired.
 Declaration of Trust dated
 August 11, 1995
23301 Wingfoot Drive
Westlake, OH  44145-4380

Leo L. Kovachic                              Partner; President,
The Kindt-Collins Company                    Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

Leonard A. Principe                                     Partner; Sales Manager,
The Kindt-Collins Company                               Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111


         In addition to serving as Chairman of the Board and Treasurer of Kindt-Collins and Managing Partner of each of AER Partners, Battery Partners and Elmwood, Mr. Lindseth serves as the Chairman of the Board of AER Energy, as well as the Chairman of the Boards of each of Hines Flask Company and Shanafelt Manufacturing Company, both of which serve the metal casting industry, Complient, LLC, a limited liability company developing and marketing consumer products, and as a director of Nextec Applications, Inc., a company formed to develop products utilizing fabric coating technology. The principal business addresses of each of these organizations (other than AER Energy) are as follows:

                           Hines Flask Company
                           3431 West 140th Street
                           Cleveland, OH  44111

                           Shanafelt Manufacturing Company
                           2600 Winfield Way, N.E.
                           Canton, OH  44705

                           Complient, LLC
                           4543 Taylor Lane
                           Warrensville Heights, OH  44128

                           Nextec Applications, Inc.
                           2611 Commerce Way
                           Vista, CA  92083

         (d) Neither Kindt-Collins, Elmwood, Battery Partners, AER Partners, the Trustee, the Trust nor any of the persons listed in the above tables, including Mr. Lindseth, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Kindt-Collins, Elmwood, Battery Partners, AER Partners, the Trustee, the Trust nor any of the persons listed in the above tables, including Mr. Lindseth, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or


                                   18 of 39
 mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) All of the individuals named in the above tables are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented to include the following additional information:

         Elmwood purchased a total of 100,000 shares of Series E Preferred Stock and the Warrant on April 22, 2002 for an aggregate purchase price of $1,000,000 in cash. Elmwood borrowed funds from Kindt-Collins to pay the cash portion of the purchase price. The loan from Kindt-Collins is not secured by any of the assets of Elmwood and bears interest at 5.54% per year. Kindt-Collins borrowed these funds from The Huntington National Bank pursuant to a previously existing demand revolving credit facility that bears interest at LIBOR plus 1.85% per year.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to include the following additional information:

         Mr. Lindseth, as a co-Managing Partner of Elmwood, directed the separate purchase by Elmwood of 100,000 shares of Series E Preferred Stock and the Warrant for investment purposes.

         Kindt-Collins, Mr. Lindseth, the Trust, Elmwood, Battery Partners and AER Partners own their respective AER Energy securities for investment purposes.

         Mr. Lindseth, on behalf of himself, as the Trustee or as Managing Partner of AER Partners, Elmwood or Battery Partners, may seek for investment purposes to purchase additional shares of Common Stock, additional shares of Series E Preferred Stock, or other series of preferred stock of AER Energy in the open market or in privately negotiated transactions.

         Additionally, the number of shares of AER Common Stock deemed to be beneficially owned by Mr. Lindseth, the Trustee and Elmwood due to the conversion features of the shares of Series A Preferred Stock, the Series B Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock (and the corresponding percentages of the AER Common Stock beneficially


                                   19 of 39
owned by them) may automatically change from time to time without any action on the part of such persons due to (i) fluctuations in the amount of accrued and unpaid dividends with respect to such securities, which dividends may be converted into Common Stock at the same conversion rate as the shares of stock upon which such dividends accrued and (ii) the effect of certain anti-dilution and other terms of such securities upon the conversion rate set forth therein. In addition, the Warrant and the other warrants purchased together with such securities also contain exercise price adjustment and anti-dilution provisions, which may cause the aggregate number of shares of Common Stock that may be received upon the exercise in full of such warrants to be adjusted.

         Joseph D. Sullivan, on behalf of himself or certain Sullivan family partnerships and trusts, may seek for investment purposes to purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         The percentages set forth below are based on 25,522,121 shares of Common Stock outstanding as of the close of business on March 11, 2002 (as reported in AER Energy's most recent Form 10-K), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         (a) Kindt-Collins beneficially owns directly 212,994 shares of the Common Stock, or 0.8% of the outstanding Common Stock, of which 112,994 shares may be acquired pursuant to the exercise in full of a warrant that is immediately exercisable.

         AER Partners beneficially owns directly 3,189,915 shares of Common Stock, or 12.5% of the outstanding Common Stock.

         Elmwood beneficially owns directly 33,113,515 shares of Common Stock, or 60.0% of the outstanding Common Stock, of which (i) 6,507,108 shares may be acquired (as of April 22, 2002) pursuant to the exercise in full of immediately exercisable warrants (including the Warrant), (ii) 5,390,691 shares may be acquired (as of April 22, 2002) pursuant to the conversion in full of 202,250 shares of Series A Preferred Stock, all of which


                                   20 of 39
are immediately convertible, (iii) 3,554,533 shares may be acquired (as of April 22, 2002) pursuant to the conversion in full of 102,250 shares of Series B Preferred Stock, all of which are immediately convertible, (iv) 9,671,766 shares may be acquired (as of April 22, 2002) pursuant to the conversion in full of 272,000 shares of Series D Preferred Stock, all of which are immediately convertible, and (v) 4,830,918 shares may be acquired (as of April 22, 2002) pursuant to the conversion in full of 100,000 shares of Series E Preferred Stock, all of which are immediately convertible. Elmwood beneficially owns (i) 202,250 shares of Series A Preferred Stock, or 50.0% of the outstanding Series A Preferred Stock, (ii) 102,250 shares of Series B Preferred Stock, or 100.0% of the outstanding Series B Preferred Stock, (iii) 272,000 shares of Series D Preferred Stock, or 90.7% of the outstanding Series D Preferred Stock, and (iv) 100,000 shares of Series E Preferred Stock, or 100% of the outstanding Series E Preferred Stock.

         Battery Partners beneficially owns directly 121,230 shares of Common Stock, or 0.5% of the outstanding Common Stock.

         The Trust beneficially owns indirectly, through its interests in AER Partners, Elmwood and Battery Partners, 36,424,660 shares of Common Stock, or 65.7% of the outstanding Common Stock. As discussed above, Mr. Lindseth claims beneficial ownership of all such shares indirectly owned by the Trust.

         The partnership agreements among the partners of AER Partners, Elmwood and Battery Partners delegate to Mr. Lindseth (individually or as the Trustee), as a co-Managing Partner of each partnership, the authority to vote and decide the disposition of shares of the Common Stock owned by AER Partners and Elmwood; otherwise, Mr. Lindseth (individually and as Trustee) disclaims beneficial ownership of (i) that percentage interest in the Common Stock attributed to the partners of each of AER Energy and Elmwood as set forth in the foregoing tables, other than the Trustee and Virginia M. Lindseth (Mr. Lindseth's spouse) as Trustee under the Virginia M. Lindseth Trust Agreement dated April 25, 1986, as modified (the "VML Trustee") and (ii) that percentage interest in the Common Stock owned indirectly by the partners of Battery Partners (other than the Trustee and the VML Trustee) through their respective ownership interests in Battery Partners.

         Steven W. Lindseth, Mr. Lindseth's son, is also a co-Managing Partner of AER Partners, Elmwood Partners and Battery


                                   21 of 39

Partners. However, as a practical matter Mr. Lindseth acts as Managing Partner and Steven W. Lindseth disclaims beneficial ownership of (i) that percentage interest in the Common Stock attributable to the partners of each of AER Partners and Elmwood Partners other than himself as set forth in the foregoing tables and (ii) that percentage interest in the Common Stock owned indirectly by the partners (other than himself) of Battery Partners through their respective ownership interests in Battery Partners.

         The following table sets forth the allocation of shares of Common Stock beneficially owned by AER Partners among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Common Stock.

                                             Number of Shares       Percentage
Percentage Partner                           of Common Stock        Interest(1)
------------------                           ----------------       -----------

Jon A. Lindseth, Trustee                         1,490,120.9            5.8%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                       85,272.8            0.3
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Andrew M. Lindseth                                 120,888.2            0.5

Steven W. Lindseth, Trustee                        120,888.2            0.5
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Karen L. Parker, Trustee                          120,888.2             0.5
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                        120,888.2             0.5
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Sullivan Family Limited                          299,852.0              1.2
Partnership


                                   22 of 39

Joseph D. Sullivan Trustee                       229,179.0              0.9
UAW Mary M. Sullivan dtd
December 24, 1975

Louise A. Phillips, Successor                    227,932.2              0.9
 Trustee under Fletcher Family
 Revocable Living Trust Agreement
 dated February 20, 1992

Mary E. Gail Trust                               28,709.2               0.1

Ann M. Rich Trust                                28,709.2               0.1

Susan K. Salo Trust                              28,709.2               0.1

Louise I. Palmer Trust                           28,709.2               0.1

Edvins Auzenbergs, Trustee                      205,660.2               0.8
 under Edvins Auzenbergs
 Declaration of Trust
 dated August 11, 1995

Leo L. Kovachic                                 33,439.9                0.1

Leonard A. Principe                             20,067.8                0.1


---------
(1) The percentages set forth below are based on 25,522,121 shares of Common Stock outstanding as of the close of business on March 11, 2002 (as reported in AER Energy's most recent Form 10-K), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         The following table sets forth the allocation of shares of Common Stock beneficially owned by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Common Stock.


                                   23 of 39

                                             Number of Shares        Percentage
Partner                                       of Common Stock        Interest(2)
-------                                      ----------------        -----------

Jon A. Lindseth, Trustee                      15,468,481.8            39.1%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                    885,190.5             3.4
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                    1,254,902.9             4.7
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                             1,254,902.9             4.7

Karen L. Parker, Trustee                       1,254,902.9             4.7
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                     1,254,902.9             4.7
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee                    3,401,950.1            11.9
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                    2,089,760.8             7.6
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                     2,134,894.5             7.8
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                  3,558,179.6            12.4
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                              208,317.1             0.8

Leo L. Kovachic                                  347,129.0             1.3


                                   24 of 39

---------
(2) The percentages set forth below are based on 25,522,121 shares of Common Stock outstanding as of the close of business on March 11, 2002 (as reported in AER Energy's most recent Form 10-K), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         The following table sets forth the allocation of shares of Series A Preferred Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Series A Preferred Stock.


                                          Number of Shares of      Percentage
Partner                                Series A Preferred Stock   Interest(3)
-------                                ------------------------   -----------

Jon A. Lindseth, Trustee                      94,478.1              23.4%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                  5,406.5               1.3
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                    7,664.7               1.9
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                             7,664.7               1.9

Karen L. Parker, Trustee                       7,664.7               1.9
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                     7,664.7               1.9
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified


                                   25 of 39

Joseph D. Sullivan, Trustee                   20,778.4               5.1
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                   12,763.8               3.2
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                    13,039.5               3.2
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                 21,732.6               5.4
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                            1,272.4               0.3

Leo L. Kovachic                                2,120.2               0.5

---------
(3) The percentages set forth below are based on 404,500 shares of Series A Preferred Stock outstanding as of April 22, 2002.

         The following table sets forth the allocation of shares of Series B Preferred Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Series B Preferred Stock.

                                         Number of Shares of            Percentage
Partner                                Series B Preferred Stock        Interest(4)
-------                                ------------------------        -----------

Jon A. Lindseth, Trustee                      47,764.6                    46.7%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                  2,733.3                      2.7
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified


                                   26 of 39

Steven W. Lindseth, Trustee                    3,875.0                      3.8
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                             3,875.0                      3.8

Karen L. Parker, Trustee                       3,875.0                      3.8
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                     3,875.0                      3.8
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee                   10,504.8                     10.3
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                    6,452.9                      6.3
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                     6,592.3                      6.4
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                 10,987.2                     10.7
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                              643.3                      0.6

Leo L. Kovachic                                1,071.9                      1.0

---------
(4) The percentages set forth below are based on 102,250 shares of Series B Preferred Stock outstanding as of April 22, 2002.

         The following table sets forth the allocation of shares of Series D Preferred Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing


                                   27 of 39
contained herein shall be an admission that any of such partners beneficially own such shares of Series D Preferred Stock.

                                                  Number of Shares of     Percentage
Partner                                       Series D Preferred Stock    Interest(5)
-------                                       ------------------------    -----------

Jon A. Lindseth, Trustee                              127,060.7            42.4%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                           7,271.1             2.4
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                            10,308.0             3.4
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                                     10,308.0             3.4

Karen L. Parker, Trustee                               10,308.0             3.4
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                             10,308.0             3.4
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee                            27,944.2             9.3
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                            17,165.6             5.7
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                             17,536.4             5.8
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995


                                   28 of 39

Louise A. Phillips, Successor                          29,227.5             9.7
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                                     1,771.2             0.6

Leo L. Kovachic                                         2,851.4             1.0

---------
(5) The percentages set forth below are based on 300,000 shares of Series D Preferred Stock outstanding as of April 22, 2002.

         The following table sets forth the allocation of shares of Series E Preferred Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Series E Preferred Stock.

                                                 Number of Shares of    Percentage
Partner                                       Series E Preferred Stock  Interest(6)
-------                                       ------------------------  -----------

Jon A. Lindseth, Trustee                              46,713.5            46.7%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                          2,673.2             2.7
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                            3,789.7             3.8
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                                     3,789.7             3.8

Karen L. Parker, Trustee                               3,789.7             3.8
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                             3,789.7             3.8
under Peter L. Lindseth
Declaration of Trust, dated



                                   29 of 39

May 12, 1994, as modified

Joseph D. Sullivan, Trustee                           10,273.6            10.3
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                            6,310.9             6.3
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                             6,447.2             6.4
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                         10,745.4            10.7
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                                      629.1             0.6

Leo L. Kovachic                                        1,048.3             1.0

---------
(6) The percentages set forth below are based on 100,000 shares of Series E Preferred Stock outstanding as of April 22, 2002.

         The following table sets forth the allocation of shares of Common Stock beneficially owned by Battery Partners among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Common Stock.

                                                  Number of Shares      Percentage
Percentage Partner                                of Common Stock       Interest(7)
------------------                                ----------------      -----------

Jon A. Lindseth, Trustee                              33,753.7            0.13%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                          2,859.6            0.01
under Virginia M. Lindseth
Trust Agreement dated April


                                   30 of 39

25, 1986, as modified

Andrew M. Lindseth                                     4,053.7            0.02

Katherine S. Lindseth                                  4,053.7            0.02

Steven W. Lindseth, Trustee                            4,053.7            0.02
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Sharon H. Lindseth                                     4,053.7            0.02

Karen L. Parker, Trustee                               4,053.7            0.02
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Stephen C. Parker                                      4,053.7            0.02

Peter L. Lindseth, Trustee                             4,053.7            0.02
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan Trustee                            13,089.9            0.05
UAW Mary M. Sullivan dtd
December 24, 1975

J. D. Sullivan, Trustee                                1,162.6            0.01
for Stephanie D. Sullivan

J. D. Sullivan, Trustee                                1,162.6            0.01
for J. D. Sullivan, Jr

J. D. Sullivan, Trustee                                1,162.6            0.01
for Laura W. Sullivan

J. D. Sullivan, Trustee                                1,162.6            0.01
for M. Hannah Sullivan

Louise A. Phillips, Successor                          6,843.8            0.03
 Trustee under Fletcher Family
 Revocable Living Trust Agreement
 dated February 20, 1992

Mary E. Gail Trust                                     1,162.6            0.01

Ann M. Rich                                            1,162.6            0.01


                                   31 of 39

Susan K. Salo                                          1,162.6            0.01

Louise I. Palmer                                       1,162.6            0.01

Edvins Auzenbergs, Trustee                             6,896.4            0.03
 under Edvins Auzenbergs
 Declaration of Trust
 dated August 11, 1995

Leo L. Kovachic                                        6,290.4            0.03

Leonard A. Principe                                      673.6            0.003

John M. Trenary                                        3,030.8            0.01

Patricia R. Westbrook                                  3,030.8            0.01

Lise A. Martina Trust                                  4,053.7            0.02

Janice M. Trenary                                      3,030.9            0.01

---------
(7) The percentages set forth below are based on 25,522,121 shares of Common Stock outstanding as of the close of business on March 11, 2002 (as reported in AER Energy's most recent Form 10-K), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         Mr. Lindseth (individually and as the Trustee), as a co-Managing Partner of each of AER Partners, Elmwood and Battery Partners, and as Chairman of the Board of Kindt-Collins, may be deemed to have beneficial ownership of
(i) all the shares of Common Stock beneficially owned by each of AER Partners, Elmwood and Kindt-Collins, (ii) all of the shares of Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock owned by Elmwood, (iii) in the case of Mr. Lindseth individually, 30,000 shares of Common Stock owned directly by him and (iv) in the case of Mr. Lindseth both individually and as the Trustee, 121,230 shares of Common Stock owned by Battery Partners, for an aggregate of [A] 36,667,654 shares of Common Stock in the case of Mr. Lindseth and [B] 36,424,660 shares of Common Stock in the case of the Trustee. Generally, Mr. Lindseth and the Trustee each disclaim beneficial ownership of that percentage interest in the Common Stock, the Series A Preferred Stock, the Series B Preferred Stock and the


                                   32 of 39

Series D Preferred Stock attributable to the partners (other than the Trustee and the VML Trustee) of each of AER Partners, Elmwood and Battery Partners as further described above.

         Similarly, Steven W. Lindseth, Mr. Lindseth's son, as a co-Managing Partner of each of AER Partners and Elmwood, may be deemed to have beneficial ownership of all the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock beneficially owned by each of AER Partners and Elmwood, as well as 121,230 shares of Common Stock owned by Battery Partners and 15,300 shares of Common Stock that he owns directly, for an aggregate beneficial ownership of 36,439,960 shares of Common Stock (or 65.7% of the total shares of Common Stock outstanding). However, as a practical matter, Mr. Lindseth, his father, acts as Managing Partner of such partnerships and Steven W. Lindseth disclaims beneficial ownership of that percentage interest in the Common Stock and AER Energy preferred stock attributable to the partners (other than himself) of AER Partners, Elmwood and Battery Partners as further described above.

         As a result of the transactions reported in this Amendment No. 9 (including changes resulting from adjustments to the conversion rates of the Series A Preferred Stock and the Series B Preferred Stock), Mr. Lindseth's total beneficial ownership in AER Energy's Common Stock is now 66.0% of the total shares outstanding and the Trustee's total beneficial ownership in AER Energy's Common Stock is now 65.7% of the total shares outstanding (in each case if all the shares Mr. Lindseth and the Trustee may be deemed to beneficially own are included).

         Mr. Joseph D. Sullivan owns 299,575 shares of Common Stock directly. Mrs. Sandra H. Sullivan owns 120,000 shares of Common Stock directly. Mr. Joseph D. Sullivan and Mrs. Sandra H. Sullivan each also (i) have an indirect interest through the Waho Fund, a family general partnership, in a percentage of the 52,500 shares of Common Stock owned by such partnership corresponding to their respective ownership interests in such partnership and (ii) have an indirect interest through the Pine Fund Corporation, a corporation wholly owned by Mr. and Mrs. Sullivan, in a percentage interest of the 20,000 shares of Common Stock owned by such corporation corresponding to their respective ownership interests in such corporation.

         Mr. Leo L. Kovachic owns 1,000 shares of Common Stock directly.


                                   33 of 39

         (b) Kindt-Collins has the sole power to vote and direct the disposition of the 212,994 shares of Common Stock it beneficially owns, and Mr. Lindseth has sole voting and dispositive power with respect to these shares with the other directors of Kindt-Collins listed in Item 2 above.

         AER Partners, Elmwood and Battery Partners are all managed by Mr. Lindseth (individually and as the Trustee). His son, Mr. Steven W. Lindseth, also has, pursuant to the relevant partnership agreements, the power to vote and direct the disposition of the Common Stock owned by such partnerships (for a total of 36,424,660 shares of the Common Stock), but as a practical matter Mr. Lindseth exercises this power.

         Mr. Lindseth has sole voting and dispositive power with respect to the 30,000 shares owned by him.

         Mr. Steven W. Lindseth has sole voting and dispositive control over the 15,300 shares of Common Stock he owns directly.

         Mr. Joseph D. Sullivan has sole voting and dispositive control over:
(i) 299,575 shares of Common Stock he owns directly, (ii) 8,700 shares of Common Stock he holds as Trustee for the Laura S. McKenna Trust dated April 1, 1984, (iii) 10,000 shares he holds as Trustee for the Stephanie D. Sullivan Trust dates May 28, 1986, (v) 52,500 shares of Common Stock owned by the Waho Fund, of which Mr. Sullivan is a general partner (vi) 20,000 shares of Common Stock owned by the Pine Fund Corporation, of which Mr. Sullivan is the President and (vii) 50,000 shares of Common Stock owned by the Sullivan Family Fund, a charitable corporation; for a total of 440,775 shares of Common Stock.

         Mrs. Sandra H. Sullivan has sole voting and dispositive control over the 120,000 shares of Common Stock she owns directly.

         Mr. Leo L. Kovachic has sole voting and dispositive power over the 1,000 shares he owns directly.

         (c)      None.

         (d) Kindt-Collins is a subchapter S corporation and as such, each of its shareholders has the right to receive dividends from, or the proceeds from the sale of, its stock. AER Partners, Elmwood and Battery Partners are each partnerships and as such, each of their respective partners (including the Trustee) has the right to receive distributions from, or


                                   34 of 39
proceeds from the sale of, any Common Stock owned by such partnership. Such interests of the Trustee relate to more than 5% of the Common Stock.

         (e) Kindt-Collins ceased to be a beneficial owner of 5% or more of the Common Stock on February 6, 1996, when it sold all but 212,994 of its shares of Common Stock beneficially owned to Elmwood.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein or filed previously with respect to the
Schedule 13D, there are no new contracts, arrangements, understandings or relationships with respect to the Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A         Securities Purchase Agreement, dated February 27, 2001(1)

EXHIBIT B         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated February 27, 2001(1)

EXHIBIT C         Warrant, dated February 27, 2001, to purchase 776,699 shares of Common Stock(1)

EXHIBIT D         Promissory Note, dated February 20, 2001, issued by Elmwood
                  Partners II, as maker, to The Huntington National Bank, as payee(1)

EXHIBIT E         Commercial Guaranty, between Kindt-Collins and The Huntington
                  National Bank(1)

EXHIBIT F         Securities Purchase Agreement, dated September 27, 2000(2)

EXHIBIT G         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated September 27, 2000(2)

EXHIBIT H         Warrant, dated September 27, 2000, to purchase 470,035 shares of Common Stock(2)


                                   35 of 39

EXHIBIT I Promissory Note, dated September 15, 2000, issued by Elmwood Partners II, as maker, to The Kindt-Collins Company, as payee(3)

EXHIBIT J         Securities Purchase Agreement, dated as of January 31,
                  2002(4)

EXHIBIT K         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated January 31, 2002(4)

EXHIBIT L         Revolving Credit Note, dated August 28, 2001, issued by AER
                  Energy Resources, Inc., as maker, to Elmwood Partners II, as payee(4)

EXHIBIT M         Revolving Credit Note, dated November 20, 2001, issued by AER
                  Energy Resources, Inc., as maker, to Elmwood Partners II, as payee(4)

EXHIBIT N         Warrant, dated January 31, 2002, to purchase 3,408,522 shares of Common Stock(4)

EXHIBIT O         Promissory Note, dated February 4, 2002, issued by Elmwood
                  Partners II, as maker, to The Kindt-Collins Company, as payee(4)

EXHIBIT P         Securities Purchase Agreement, dated as of April 22, 2002

EXHIBIT Q         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated April 18, 2002

EXHIBIT R         Warrant, dated April 22, 2002, to purchase 1,851,852 shares of Common Stock

EXHIBIT S         Revolving Note, dated July 1, 1998, issued by The
                  Kindt-Collins Company, as maker, to The Huntington National
                  Bank, as payee

EXHIBIT T         Promissory Note, dated April 22, 2002, issued by Elmwood
                  Partners II, as maker, to The Kindt-Collins Company, as payee

EXHIBIT U         Agreement with respect to joint filing of Amendment No. 9 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated April
                  29, 2002, by and


                                   36 of 39
                  among Jon A. Lindseth, Jon A. Lindseth, Trustee under Jon A. Lindseth Trust Agreement, dated April 25, 1986, as modified, The Kindt-Collins Company, Elmwood Partners II, Battery Partners and AER Partners


---------
(1)      Incorporated by reference from Amendment No. 7 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on March 20, 2001.

(2) Incorporated by reference from AER Energy Resources, Inc.'s Form 10-Q for the quarter ended September 30, 2000 (File No. 0-21926), as filed with the Securities and Exchange Commission on November 13, 2000.

(3)      Incorporated by reference from Amendment No. 6 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on December 8, 2000.

(4)      Incorporated by reference from Amendment No. 8 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on March 13, 2002.


                                   37 of 39

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE KINDT-COLLINS COMPANY


April 29, 2002                      By:     /s/ Jon A. Lindseth
                                       ----------------------------------------
                                       Jon A. Lindseth, Chairman

                                    BATTERY PARTNERS


April 29, 2002                      By:     /s/ Jon A. Lindseth
                                       ----------------------------------------
                                       Jon A. Lindseth, under Jon A. Lindseth
                                       Trust Agreement dated April 25, 1986,
                                       as modified, Managing Partner

                                    AER PARTNERS


April 29, 2002                      By:     /s/ Jon A. Lindseth
                                       ----------------------------------------
                                       Jon A. Lindseth, Trustee under Jon A.
                                       Lindseth Trust Agreement dated April 25,
                                       1986, as modified, Managing Partner

                                    ELMWOOD PARTNERS II


April 29, 2002                      By:     /s/ Jon A. Lindseth
                                       ----------------------------------------
                                       Jon A. Lindseth, Trustee under Jon A.
                                       Lindseth Trust Agreement dated April 25,
                                       1986, as modified, Managing Partner


                                   38 of 39

                                    JON A. LINDSETH, TRUSTEE UNDER JON A.
                                    LINDSETH TRUST AGREEMENT DATED APRIL 25,
                                    1986, AS MODIFIED


April 29, 2002                      By:     /s/ Jon A. Lindseth
                                       ----------------------------------------
                                       Jon A. Lindseth, Trustee under Jon A.
                                       Lindseth Trust Agreement dated April 25,
                                       1986, as modified


April 29, 2002                              /s/ Jon A. Lindseth
                                    -------------------------------------------
                                    Jon A. Lindseth


                                   39 of 39

                               INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------

EXHIBIT A         Securities Purchase Agreement, dated February 27, 2001(1)

EXHIBIT B         Articles of Amendment to Articles of Incorporation of AER Energy Resources, Inc., dated February 27, 2001(1)

EXHIBIT C         Warrant, dated February 27, 2001, to purchase 776,699 shares of Common Stock(1)

EXHIBIT D         Promissory Note, dated February 20, 2001, issued by Elmwood Partners II, as maker, to The Huntington National
                  Bank, as payee(1)

EXHIBIT E         Commercial Guaranty, between Kindt-Collins and The Huntington National Bank(1)

EXHIBIT F         Securities Purchase Agreement, dated September 27, 2000(2)

EXHIBIT G         Articles of Amendment to Articles of Incorporation of AER Energy Resources, Inc., dated September 27, 2000(2)

EXHIBIT H         Warrant, dated September 27, 2000, to purchase 470,035 shares of Common Stock(2)

EXHIBIT I         Promissory Note, dated September 15, 2000, issued by Elmwood Partners II, as maker, to The Kindt-Collins
                  Company, as payee(3)

EXHIBIT J         Securities Purchase Agreement, dated as of January 31, 2002(4)

EXHIBIT K         Articles of Amendment to Articles of Incorporation of AER Energy Resources, Inc., dated January 31, 2002(4)

EXHIBIT L         Revolving Credit Note, dated August 28, 2001, issued by AER Energy Resources, Inc., as maker, to Elmwood
                  Partners II, as payee(4)

EXHIBIT M         Revolving Credit Note, dated November 20, 2001, issued by AER Energy Resources, Inc., as maker, to Elmwood
                  Partners II, as payee(4)

EXHIBIT N         Warrant, dated January 31, 2002, to purchase 3,408,522 shares of Common Stock(4)

EXHIBIT O         Promissory Note, dated February 4, 2002, issued by Elmwood Partners II, as maker, to The Kindt-Collins Company, as payee(4)

EXHIBIT P         Securities Purchase Agreement, dated as of April 22, 2002

EXHIBIT Q         Articles of Amendment to Articles of Incorporation of AER Energy Resources, Inc., dated April 18, 2002

EXHIBIT R         Warrant, dated April 22, 2002, to purchase 1,851,852 shares of Common Stock

EXHIBIT S         Revolving Note, dated July 1, 1998, issued by The Kindt-Collins Company, as maker, to The Huntington National
                  Bank, as payee

EXHIBIT T         Promissory Note, dated April 22, 2002, issued by Elmwood Partners II, as maker, to The Kindt-Collins Company, as payee

EXHIBIT U         Agreement with respect to joint filing of Amendment No. 9 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated April 29, 2002, by and among Jon A. Lindseth, Jon A. Lindseth, Trustee under Jon A. Lindseth Trust
                  Agreement, dated April 25, 1986, as modified, The Kindt-Collins Company, Elmwood Partners II, Battery Partners
                  and AER Partners


---------
(1)      Incorporated by reference from Amendment No. 7 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on March 20, 2001.

(2) Incorporated by reference from AER Energy Resources, Inc.'s Form 10-Q for the quarter ended September 30, 2000 (File No. 0-21926), as filed with the Securities and Exchange Commission on November 13, 2000.

(3)      Incorporated by reference from Amendment No. 6 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on December 8, 2000.

(4)      Incorporated by reference from Amendment No. 8 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on March 13, 2002.